

Mail Stop 7010

December 30, 2008

Richard L. Hannigan Sr.
Principal Executive and Financial Officer
Voyager Entertainment International, Inc.
4483 West Reno Avenue
Las Vegas, Nevada 89119

> **Re: Voyager Entertainment International, Inc.**
> **Form 10-KSB/A Filed on December 24, 2008**
> **File No. 0-33151**

Dear Mr. Hannigan:

We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FILED ON DECEMBER 24, 2008

1.   We note the amended Forms 10-KSB and 10-Q filed on December 24, 2008. Please note that every amendment to a periodic report must include both certifications (Sections 302 and 906 of the Sarbanes-Oxley Act of 2002). As such, please further amend your Forms 10-KSB and 10-Q to provide updated 302 and 906 certifications for each report.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief